July 8, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Attn: Terry French, Accountant Branch Chief

Re:	Level 3 Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on February 27, 2009
File No. 0-15658

Dear Mr. French:

On behalf of Level 3 Communications, Inc. (the “Company”) this letter confirms that pursuant to our conversation of July 8, 2009, the Company will respond to the Staff’s June 10, 2009 letter to the Company on or before Thursday, July 23, 2009, in order to provide the Company with additional time needed to complete an appropriate level of review of its response to the Staff.

Please contact me at (720) 888-8286 with any questions.

Very truly yours,

/s/ Eric J. Mortensen
Eric J. Mortensen